Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and is being made to all holders of Shares. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SAGENT PHARMACEUTICALS, INC.

at

$21.75 Net per Share

Pursuant to the Offer to Purchase dated August 1, 2016

by

Shepard Vision, Inc.,

a wholly-owned subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.

Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a joint stock corporation organized under the laws of Japan (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent”), at a price of $21.75 per Share (the “Offer Price”) net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the offer to purchase, dated August 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer and withdrawal rights expire at the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016, unless we extend the Offer (the “Expiration Date,” unless the Offer is extended pursuant to and in accordance with this Offer to Purchase, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE TIME THAT IS ONE MINUTE

FOLLOWING 11:59 P.M. (12:00 A.M.), NEW YORK CITY TIME, ON AUGUST 26, 2016, UNLESS

THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2016, by and among Parent, Purchaser and Sagent (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into Sagent (the “Merger”), with Sagent continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent.

Because the Merger will be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Each Share outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Sagent, Parent or Purchaser, or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL, and in the case of (i), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be automatically canceled and converted into the right to receive $21.75 per Share in cash (the “Merger Consideration”), without interest, less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Sagent will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including as tendered those Shares that are tendered pursuant to guaranteed delivery procedures but not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that, when added to the Shares then owned by Purchaser, would represent one Share more than 50% of the sum of (a) all Shares then actually outstanding and (b) all Shares that Sagent may be required to issue prior to the End Date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof, (ii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) there being no legal restraint in effect preventing, prohibiting, or making illegal, the consummation of the Offer or the Merger at the Expiration Date, (iv) subject to certain materiality exceptions, all representations and warranties of Sagent set forth in the Merger Agreement being true and correct at the time of the Expiration Date and (v) other customary conditions as described in Section 15 of the Offer to Purchase have not been satisfied or waived (collectively, the “Offer Conditions”).

THE BOARD OF DIRECTORS OF SAGENT HAS UNANIMOUSLY RECOMMENDED THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Sagent (the “Sagent Board”) has unanimously (i) approved the execution, delivery and performance of the Merger Agreement and (ii) determined that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declared the Merger Agreement and the transactions contemplated therein advisable, and (iv) recommended that Sagent’s stockholders accept the Offer and tender their Shares into the Offer.

Purchaser is required to extend the Offer (i) pursuant to the Merger Agreement, for one or more consecutive increments of not more than 10 business days each (or for such longer period as may be agreed by Purchaser, Parent and Sagent), if at the Expiration Date the Minimum Tender Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Purchaser or Parent, until such time as the Minimum Tender Condition has been satisfied and such other conditions have been satisfied or waived; and (ii) for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof, including Rule 14e-1(b) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), or NASDAQ, provided that Purchaser shall not be required to extend the Offer beyond January 31, 2017.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Parent and Purchaser may choose to make any public announcement, Parent and Purchaser will have no obligation (except as otherwise required by applicable law or pursuant to the Merger Agreement) to publish, advertise or otherwise communicate any such public announcement other than by making a release to a national news service. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. The Purchaser does not expect to provide a subsequent offering period.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to waive any condition of the Offer, other than the Minimum Tender Condition, or modify the terms of the Offer, except that, without the consent of Sagent, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any other conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (vi) change the Minimum Tender Condition, (iv) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act.

Pursuant to the Merger Agreement, subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver of the remaining Offer Conditions, Purchaser, Parent and Sagent will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the acceptance for payment of all Shares validly tendered and not properly withdrawn (the “Acceptance Time”). Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser, Parent and Sagent have agreed to cause the closing of the Merger to become effective as soon as practicable after the Acceptance Time.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant); (iii) any other required documents, including delivery of the Notice of Guaranteed Delivery in accordance with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Date will not count toward satisfaction of the Minimum Tender Condition.

For a description of the procedure for tendering Shares, see the Offer to Purchase. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser’s counsel, be unlawful. None of Parent, Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Shares tendered pursuant to a notice of guaranteed delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such notice of guaranteed delivery are received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 30, 2016, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer through the Book-Entry Transfer Facility as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer of Shares held through the Book-Entry Transfer Facility,” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Sagent has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will mail the Offer to Purchase, the Letter of Transmittal and other related documents to registered holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to Okapi Partners LLC, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokers, Call: (212) 297-0720

All Others, Call Toll-Free: (877) 566-1922

Email: info@okapipartners.com

August 1, 2016